Dykema Gossett PLLC 1301 K Street NW Suite 1100W Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
Robert B. Murphy Direct Dial: (202) 906-8721 Direct Fax: (855) 221-0919 Email: RMurphy@dykema.com

August 31, 2017

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn:  Mr. Johnny Gharib

Re:	Life Partners Holder Trust (File No. 000-55783) and Life Partners IRA Holder Partnership, LLC (File No. 000-55784)

Mr. Gharib:

On behalf of the above-referenced Registrants, we have today transmitted for filing Amendment No. 1 to a Form 10 Registration Statement originally filed with the Commission on May 2, 2017, which became effective by operation of law on or about July 1, 2017.  As you will see, Amendment No. 1 meets all of the requirements of Form 10, including audited financial statements for the period from inception to December 31, 2016, as well as unaudited financial statements for the six-month period ended June 30, 2017.  With this filing of Amendment No. 1, the Registrants would appear to be current in their periodic reporting obligations.

Please contact the undersigned at 202-906-8721 or rmurphy@dykema.com or J. Patrick Ryan, Esq. at 210-554-5245 or pryan@dykema.com with any questions or comments.  Thank you very much.

Sincerely,

Dykema Gossett PLLC

/s/ Robert B. Murphy
Robert B. Murphy

RBM:scb

cc:          Eduardo S. Espinosa, Esq.
               J. Patrick Ryan, Esq.

4847-0372-2567.1
ID\MURPHY, ROBERT - 019956\000905

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